EXHIBIT 2.2

PARTIAL ASSIGNMENT AND ASSUMPTION AGREEMENT

This Partial Assignment and Assumption Agreement (the “Agreement”), dated this 2nd day of October, 2006, is made by and between SMITHFIELD FOODS, INC., a Virginia corporation (“Assignor”) and BUTTERBALL, LLC, a North Carolina limited liability company (“Assignee”).

WHEREAS, pursuant to an Asset Purchase Agreement by and between Assignor and ConAgra Foods Packaged Foods Company, Inc. (“Seller”), dated July 31, 2006, as amended on the date hereof and attached hereto as Exhibit A (the “Purchase Agreement”; capitalized terms used but not defined herein shall have the meanings assigned to them in the Purchase Agreement), Assignor has agreed to purchase substantially all of the assets of Seller’s refrigerated meats business; and

WHEREAS, Assignor has agreed to transfer and assign to Assignee, and Assignee has agreed to assume from Assignor, certain of Assignor’s rights and obligations under the Purchase Agreement on the terms set forth herein as they relate to that portion of the Seller’s refrigerated meats business related to the growing and processing of turkey and sale and distribution of turkey products under the Butterball and Longmont brands (the “Turkey Business”); and

WHEREAS, pursuant to Section 20.9 of the Purchase Agreement, Assignor may assign its rights and obligations under the Purchase Agreement with the consent of Seller and Seller has consented to the assignment contemplated herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, Assignor and Assignee hereby agree as follows:

SECTION 1. Assignment. Subject to the terms and conditions set forth herein, Assignor hereby assigns, conveys, transfers and sets over (collectively, the “Assignment”) to Assignee the following:

a. all of Assignor’s right, title, benefit, privileges and interest under the Purchase Agreement related to the acquisition and subsequent operation of the Turkey Business, including, without limitation:

(i) the right to purchase from Seller the Assets described in Exhibit B attached hereto (collectively, the “Turkey Assets”) as of the Effective Time in accordance with the terms of the Purchase Agreement for an amount equal to Three Hundred Twenty-Five Million Dollars ($325,000,000) (the “Base Turkey Purchase Price”), plus (or minus) the amount by which the Closing Turkey Working Capital Amount (defined in Section 8 below) is greater than (or less than) One Hundred Million Dollars ($100,000,000) (the “Target Turkey Working Capital Amount”) (the Base Turkey Purchase Price as adjusted shall be referred to herein as the “Turkey Purchase Price”);

(ii) the right to assume from Seller in accordance with the terms of the Purchase Agreement all rights and obligations accruing under the Turkey Contracts and the Mixed Contracts (each defined in Exhibit B) arising from and after the Effective Time;

(iii) the right to enter into and accept delivery of the Assignment and Assumption Agreement; the Transition Services Agreement; the Ingredients Supply Agreement; the Finished Product Supply Agreement; the Butterball Trademark License Agreement; and the Patent License Agreement; each to the extent related to the Turkey Assets or the Turkey Business (collectively, the “Turkey Ancillary Agreements”);

(iv) The right to enforce for Assignee’s benefit any of the covenants, agreements or undertakings of Seller under the Purchase Agreement, to the extent related to the Turkey Business or the Turkey Assets, including, without limitation, all of Assignor’s right, title, benefit, privileges and interest under Section 16 (Indemnity) of the Purchase Agreement;

(v) the right to rely on the Seller’s representations and warranties as set forth in the Purchase Agreement insofar as they relate to the Turkey Assets or the Turkey Business; and

b. the following burdens, obligations and liabilities of Assignor under the Purchase Agreement (collectively, the “Assigned Obligations”):

(i) The obligation to assume the Assumed Liabilities set forth on Exhibit C attached hereto (the “Turkey Assumed Liabilities”);

(ii) The obligation to pay the Turkey Purchase Price;

(iii) Assignor’s obligations under Section 5.7 of the Purchase Agreement, with respect to the Butterball Canada License;

(iv) The obligations of Assignor under 6.1.4 (Certificate) and 6.1.6 (Secretary’s Certificate) of the Purchase Agreement, solely to the extent such obligations relate to Assignor’s acquisition of the Turkey Assets or assumption of the Assumed Liabilities;

(v) The liabilities and obligations of Assignor under Article 8 (Employee Matters), but only with respect to (A) individuals employed at the Dedicated Locations set forth on Exhibit D attached hereto (the “Dedicated Turkey Locations”) and (B) the Business Employees listed on Exhibit E attached hereto (the “Turkey Business Employees”); provided, further, that Assignee shall only assume the Retention Agreements referenced in Section 8.12 of the Purchase Agreement that are set forth in Exhibit F attached hereto

(vi) The obligations of Assignor under Sections 11.3 (Trade Name Protection), 11.4 (Insurance Matters), 11.5 (No Post-Closing Extension of Contracts), 11.7

(Privacy Policy), 11.8 (Record Retention), 11.9 (Business Information; Cooperation in Litigation), 11.10 (Receivables), 11.11 (Environmental Covenant Not to Sue) and 11.12 (Use Restriction) of the Purchase Agreement, solely to the extent related to the Turkey Business.

(vii) The obligation of Assignor under Section 11.6 of the Purchase Agreement with respect to the Guarantees listed on Exhibit G attached hereto (the “Turkey Guarantees”);

(viii) Assignor’s obligation to enter into the Turkey Ancillary Agreements and any other documents necessary to consummate the transaction contemplated by the Purchase Agreement;

(ix) Assignor’s obligations under Section 16.2.1 of the Purchase Agreement, solely to the extent indemnification obligations thereunder are attributable to the Turkey Assumed Liabilities;

(x) Assignor’s obligations under Section 16.2.2 of the Purchase Agreement solely to the extent indemnification obligations thereunder are attributable to the Assumed Obligations; and

(xi) Assignor’s obligations under Section 16.2.3 of the Purchase Agreement, solely to the extent indemnification obligations thereunder are attributable to the Turkey Assets or the Turkey Business.

SECTION 2. Assumption; Closing. Subject to the terms and conditions set forth herein, Assignee hereby accepts the Assignment and assumes and agrees to observe and perform all of the Assumed Obligations (the “Assumption”), and agrees to indemnify Assignor against and hold Assignor harmless therefrom. At the Closing, Assignee shall purchase and accept from Seller all of the assets and rights that comprise the Assignment, and shall assume from Seller all of the liabilities and obligations that comprise the Assumption, and shall pay the Turkey Purchase Price therefor in accordance with this Agreement.

SECTION 3. Purchase Price Adjustment; Allocation.

a. Promptly following Assignor’s receipt of the statement setting forth the Estimated Working Capital Amount from Seller, Assignor shall forward a copy thereof to Assignee and, thereafter, as promptly as possible prior to the Closing Date, Assignor shall deliver to Assignee its good faith estimate of the Estimated Turkey Working Capital Amount.

b. In accordance with this Agreement, Assignee shall pay the following amount directly to Seller at Closing: the Base Turkey Purchase Price minus (i) the amount equal to any Crated Equipment Proceeds attributable to the Turkey Crated Equipment (defined in Section 8 below); plus or minus (ii) an amount necessary to adjust for any rent or other charges due under the Turkey Contracts and for Taxes applicable to the Turkey Assets in accordance with Section 17 of the Purchase Agreement; plus or minus (iii) an amount necessary to adjust for any costs and expenses in accordance with

Section 18 of the Purchase Agreement, to the extent attributable to the Turkey Assets; and plus or minus (iv) an amount equal to the difference between the Target Turkey Working Capital Amount minus the Estimated Turkey Working Capital Amount. Assignor and Assignee agree to make such other payments to each other after the Closing as may be necessary to reflect further adjustments to the Base Turkey Purchase Price for costs or expenses allocable to the Turkey Assets, including to take into account any payments received by either of them from Seller in respect thereof.

c. Promptly following receipt of the Statement of Net Working Capital from Seller, Assignor shall forward a copy thereof to Assignee. No less than five (5) calendar days prior to expiration of the Objection Period, Assignee shall notify Seller in writing of (i) Assignee’s good faith determination of the value of the Turkey Inventory and the Turkey Prepaids (each defined in Exhibit B attached hereto), (ii) Assignee’s good faith determination of the amount of the Accrued Turkey Expenses (defined in Section 9 below), and (iii) any objections to be included in the Objection Notice, to the extent related to the Turkey Inventory, the Turkey Prepaids or the Accrued Turkey Expenses (the “Turkey Objections”), specifying in reasonable detail each Turkey Objection and the basis for each Turkey Objection. Assignor shall include all timely Turkey Objections in a timely Objection Notice to Seller and shall represent Assignee’s position with respect to such objections in good faith in its negotiations with Seller under Section 7.1(b) of the Purchase Agreement. Resolution of any Turkey Objection shall be subject to Assignee’s prior approval, which approval shall not be unreasonably withheld. If requested by Assignee, Assignor shall submit Turkey Objections that Assignor and Seller are unable to so resolve to the Arbitrator for final resolution, along with supporting data and analysis prepared or approved by Assignee. Assignee shall reimburse Assignor for the pro-rata portion of any fees and expenses of the Arbitrator incurred by Assignor attributable to Turkey Objections, which proportionate allocation shall be calculated in a manner consistent with Section 7.1(a) of the Purchase Agreement. Promptly following receipt thereof, Assignor shall forward a copy of the revised Statement of Net Working Capital to Assignee, and Assignor and Assignee shall calculate the final, adjusted, Closing Turkey Working Capital Amount therefrom.

d. On the Settlement Date, (i) if the Closing Turkey Working Capital Amount exceeds the Estimated Turkey Working Capital Amount, the Assignee shall immediately remit to Assignor the amount by which the Closing Turkey Working Capital Amount exceeds the Estimated Turkey Working Capital Amount, plus interest thereon from the Closing Date to the date of payment at the Prevailing Rate; or (ii) if the Estimated Turkey Working Capital Amount exceeds the Closing Turkey Working Capital Amount, the Assignor shall immediately remit to Assignee the amount by which the Estimate Turkey Working Capital Amount exceeds the Closing Turkey Working Capital Amount, plus interest thereon from the Closing Date to the date of payment at the Prevailing Rate.

e. In determining the allocation of the Purchase Price either before or after the Closing pursuant to Section 5.6 of the Purchase Agreement, Assignor and Seller shall allocate the portion of the Purchase Price constituting the Turkey Purchase Price and, to the extent they are part of the amount realized for federal income tax purposes, the part of the Assumed Liabilities constituting Turkey Assumed Liabilities, to the Turkey Assets and such allocation shall be subject to Assignee’s reasonable approval.

SECTION 4. Shared Costs and Expenses. Assignor and Assignee hereby agree that all expenses of the parties related to the matters that are the subject of this Agreement, including, but not limited to, legal and other third-party fees, related to (a) the negotiation and execution of this Agreement and the Purchase Agreement, (b) due diligence with respect to the acquisition contemplated by the Purchase Agreement; (c) closing of the transactions contemplated by this Agreement and the Purchase Agreement; (d) the conversion of the Carolina Turkeys general partnership to form the Assignee; (e) the preparation of documents and notifications required under the HSR Act in connection with the transactions contemplated by the Purchase Agreement, and (d) Assignee’s financing of the acquisition of the Turkey Business (collectively, the “Acquisition Expenses”), shall be shared between the parties 57 percent by Assignee and 43 percent by Assignor. Promptly following the Settlement Date, or as soon thereafter as the actual aggregate Acquisition Expenses of the parties are known, Assignee or Assignor, as applicable, shall make a payment to the other in an amount necessary to allocate the Acquisition Expenses between the parties as set forth herein.

SECTION 5. Indemnification.

a. Assignee Indemnity. Assignee agrees to defend, indemnify and hold harmless Assignor, its officers, directors, managers, members, employees, agents, attorneys, successors and assigns (the “Assignor Indemnified Parties”) from and against any and all Losses suffered, sustained, or incurred by any such person arising from, related to or in connection with any and all claims caused by, or alleged to be caused by, Assignee’s breach of any of its agreements, covenants, representations, warranties, duties or obligations under this Agreement.

b. Assignor Indemnity. Assignor agrees to defend, indemnify and hold harmless Assignee, its officers, directors, managers, members, employees, agents, attorneys, successors and assigns (the “Assignee Indemnified Parties”) from and against any and all Losses suffered, sustained, or incurred by any such person arising from, related to or in connection with any and all claims caused by, or alleged to be caused by, Assignor’s breach of any of its agreements, covenants, representations, warranties, duties or obligations under this Agreement.

c. Purchase Agreement Indemnification Provisions. The parties hereby agree to share ratably in any recovery, based on the relative size of the parties aggregate valid claims for indemnification that are subject to any “basket” or analogous provisions of the Purchase Agreement, including without limitation Sections 16.4.2 and 16.4.3 thereof. For purposes of example only, if Assignor has $25,000,000 in valid claims and Assignee has $5,000,000 in valid claims to which the “basket” in Section 16.4.2 of the Purchase Agreement will apply, the parties shall split the $7,000,000 net indemnification payment from Seller, with 1/6 paid to Assignee and 5/6 paid to Assignor. Each party agrees to provide a copy to the other party hereunder of any and all Notices of Claims it may make under the Purchase Agreement.

SECTION 6. Representations and Warranties of Assignor.

a. Organization, Good Standing and Corporate Power. Assignor is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and has the corporate power to enter into this Agreement and perform its obligations hereunder.

b. Corporate Authorization; Binding Effect. The execution, delivery and performance by Assignor of this Agreement, and all of the other documents and instruments required hereby from Assignor, and the consummation of the transactions contemplated hereby by Assignor, have been duly and validly authorized by all necessary corporate action on the part of Assignor. This Agreement has been duly executed and delivered by Assignor. This Agreement is, and the other documents and instruments required hereby to which Assignor is a party will be, when executed and delivered by the parties thereto, the legal, valid and binding obligations of Assignor, enforceable against Assignor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

c. Effect of Agreement. The execution, delivery and performance of this Agreement, and of all of the other documents and instruments contemplated hereby to which Assignor is a party, and the consummation of the transactions contemplated hereby do not and will not, with or without the giving of notice or the lapse of time or both, (i) conflict with or violate any Law to which Assignor is subject; (ii) conflict with or violate any judgment, order, writ or decree of any court applicable to Assignor; (iii) breach or conflict with any term, covenant or condition of, modify, terminate or constitute a default under any contract to which Assignor is a party or by which it is bound; or (iv) conflict with or violate Assignor’s corporate charter or by-laws.

d. No Authorization Required. No consent, approval, authorization or order of, or qualification with, any court, governmental authority or any third party is required for the execution and delivery by Assignor of this Agreement or the consummation by Assignor of the transactions contemplated by this Agreement.

e. Brokers and Finders. Assignor has not employed any investment banker, broker or finder, or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.

SECTION 7. Representations and Warranties of Assignee.

a. Organization, Good Standing and Power. Assignee is a limited liability company duly organized, validly existing and in good standing under the laws of North Carolina, and has the power to enter into this Agreement and perform its obligations hereunder.

b. Corporate Authorization; Binding Effect. The execution, delivery and performance by Assignee of this Agreement, and all of the other documents and instruments required hereby from Assignee, and the consummation of the transactions contemplated hereby by Assignee, have been duly and validly authorized by all necessary action on the part of Assignee. This Agreement has been duly executed and delivered by

Assignee. This Agreement is, and the other documents and instruments required hereby to which Assignee is a party will be, when executed and delivered by the parties thereto, the legal, valid and binding obligations of Assignee, enforceable against Assignee in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

c. Effect of Agreement. The execution, delivery and performance of this Agreement, and of all of the other documents and instruments contemplated hereby to which Assignee is a party, and the consummation of the transactions contemplated hereby do not and will not, with or without the giving of notice or the lapse of time or both, (i) conflict with or violate any Law to which Assignee is subject; (ii) conflict with or violate any judgment, order, writ or decree of any court applicable to Assignee; (iii) breach or conflict with any term, covenant or condition of, modify, terminate or constitute a default under any contract to which Assignee is a party or by which it is bound; or (iv) conflict with or violate Assignee’s articles of organization and operating agreement.

d. No Authorization Required. Except for compliance with the applicable requirements of the HSR Act, no consent, approval, authorization or order of, or qualification with, any court, governmental authority or any third party is required for the execution and delivery by Assignee of this Agreement or the consummation by Assignee of the transactions contemplated by this Agreement.

e. Brokers and Finders. Assignee has not employed any investment banker, broker or finder, or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement.

SECTION 8. Certain Definitions.

a. “Accrued Turkey Expenses” shall mean the amount of all accrued expenses that relate to the Turkey Business, determined and calculated based on the Statement of Net Working Capital.

b. “Closing Turkey Working Capital Amount” shall mean the value of the Turkey Inventory plus the Turkey Prepaids, less the Accrued Turkey Expenses, all as of the Effective Time, determined and calculated based on the final Statement of Net Working Capital.

c. “Estimated Turkey Working Capital Amount” shall mean a statement prepared by Assignor and delivered to Assignee setting forth Assignor’s good faith estimate of the Closing Turkey Working Capital Amount, which estimate shall be prepared utilizing the Applicable Accounting Principles.

d. “Turkey Crated Equipment” shall mean the Crated Equipment listed in Exhibit F to the Purchase Agreement on the pages where the heading indicates such equipment is located at any of the Dedicated Turkey Locations.

SECTION 9. Miscellaneous.

a. Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered personally, or by facsimile and confirmed by mail, or mailed by registered, certified or express mail, postage prepaid, or reputable overnight courier, as follows:

To Assignor:	Smithfield Foods, Inc.
499 Park Avenue
6th Floor
New York, New York 10022
	Attn:	Richard J.M. Poulson
	Fax:	(212) 758-8421

with a copy (which shall not constitute notice) to:	Hunton & Williams LLP
Riverfront Plaza, East Tower
951 E. Byrd Street
Richmond, Virginia 23219
	Attn:	Gary E. Thompson
	Fax:	(804) 788-8218

To Assignee:	Butterball, LLC
1628 Garners Chapel Road
Mount Olive, North Carolina 28365
	Attn:	Edward Kacsuta
	Fax:	(919) 658-5865

with a copy (which shall not constitute notice) to:	Kilpatrick Stockton LLP
3737 Glenwood Avenue
Suite 400
Raleigh, North Carolina 27612
	Attn:	Gary K. Joyner
	Fax:	(919) 510-6119

or such other address as any party hereto shall have designated by notice in writing to the other parties hereto.

b. Entire Agreement. This Agreement, together with the agreements and documents referenced herein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

c. Applicable Law. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware.

d. Consent to Jurisdiction. Assignee and Assignor irrevocably submit to the exclusive jurisdiction of any United States federal court sitting in Delaware or Delaware state court with respect to any action or proceeding arising out of or relating to this Agreement, and Assignee and Assignor hereby irrevocably agree that all claims in respect to such action or proceeding shall be heard and determined in any such court and irrevocably waive any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such court or that such court is an inconvenient forum.

e. Waiver of Jury Trial. Assignee and Assignor waive any right to a trial by jury in any action or proceeding to enforce or defend any right under this Agreement, any related agreement or any amendment, instrument, document or agreement delivered, or which may in the future be delivered, in connection with this Agreement or any related agreement, and agree that any action shall be tried before a court and not a jury.

f. Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns; nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

g. Assignability. Neither this Agreement nor any of the parties’ rights hereunder shall be assignable by either party hereto without the prior written consent of the other party hereto.

h. Effect of Headings. The headings of the various sections and subsections herein are inserted merely as a matter of convenience and for reference and shall not be construed as in any manner defining, limiting or describing the scope or intent of the particular sections to which they refer, or as affecting the meaning or construction of the language in the body of such sections.

i. Exhibits. All the exhibits and schedules referred to in this Agreement are attached hereto and are incorporated herein by reference as if fully set forth herein by reference as if fully set forth herein.

j. Construction. The language in all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning, strictly neither for nor against any party hereto, and without implying a presumption that the terms thereof shall be more strictly construed against the party who drafted the document or through its agent who prepared the same, it being agreed that representatives of both parties have participated in the preparation hereof.

k. Turkey Contract Assignment. If the assignment of any Turkey Contract shall require the consent of any party thereto other than Seller, such Turkey Contract shall not be assigned to or assumed by Assignee if an actual or attempted assignment thereof would constitute a breach or default thereunder. Assignor, on behalf of Assignee, shall use commercially reasonable efforts to work with Seller to obtain such consents, to the extent required, of such other parties to any such Turkey Contract. If any such consent cannot be obtained, Assignor and Assignee will cooperate in any reasonable arrangement designed to obtain for Assignee all benefits and privileges of the applicable Turkey Contract while protecting Seller and its Affiliates from continuing liabilities or obligations thereunder.

l. Further Assurances. Assignee and Assignor agree that they shall at any time, and from time to time after the Closing Date, upon the reasonable request of the other party and without additional consideration, do, execute, acknowledge and deliver, or shall cause to be done, executed, acknowledged and delivered, all such further acts, bills of sale, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required in conformity with this Agreement and in furtherance of the transactions contemplated hereunder and in the Purchase Agreement.

m. Publicity; Public Announcements. Assignee and Assignor shall consult with each other before the issuance of any press release or the making of any other public statement with respect to this Agreement or the transactions contemplated herein. Neither Assignee nor Assignor shall issue any such press release or make any such public statement prior to such consultation or as to which the other party shall reasonably object, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or inter-dealer quotation system.

n. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity permitted by this Agreement.

o. Counterparts. This Agreement may be executed by original or facsimile signatures in two or more counterparts, each of which shall be deemed an original and both of which together shall constitute the same agreement, whether or not all parties execute each counterpart.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first written above.

Assignor:

SMITHFIELD FOODS, INC.

By:	/s/ Michael H. Cole
Name:	Michael H. Cole
Title:	Vice President, Chief Legal Officer and Secretary

Assignee:

BUTTERBALL, LLC

By:	/s/ Edward Kacsuta
Name:	Edward Kacsuta
Title:	Chief Financial Officer

EXHIBIT A

Purchase Agreement

See attached.

EXHIBIT B

Turkey Assets

1.	Owned Real Estate. The Owned Real Estate described on Schedule 1 attached hereto (the “Turkey Owned Real Estate”).

2.	Inventories. All raw materials, work-in-process, finished goods, packaging materials and spare-parts inventories, wherever located, that relate to the Turkey Business and which are owned by Seller as of the Closing Date (the “Turkey Inventory”).

3.	Fixed Assets. All (a) furniture, equipment, machinery, vehicles, computer hardware and other fixed assets owned by Seller as of the Closing Date and (i) located at the Dedicated Turkey Locations, (ii) located at a Shared Location and listed on Schedule 3(a)(ii) attached hereto, or (iii) located with a co-packer and listed on Schedule 3(a)(iii) attached hereto; (b) Turkey Crated Equipment that has not been sold as of Closing; and (c) the titled vehicles and equipment listed on Schedule 3(c) attached hereto (collectively, the “Turkey Fixed Assets”).

4.	Sales, General and Administrative Property. Sales, General and Administrative Property relating primarily to the Turkey Business; provided, however, that Assignee shall be entitled to a copy of any Sales, General and Administrative Property not constituting Turkey Assets but related in any way to the Turkey Business that is transferred to Assignor or an assignee of Assignor pursuant to the Purchase Agreement (the “Turkey Sales, General and Administrative Property”).

5.	Licenses and Permits. The Permits that relate primarily to the Turkey Business or the Dedicated Turkey Locations including, without limitation, the Permits listed on Schedule 5 attached hereto (the “Turkey Permits”).

6.	Prepaids. All prepaid expenses that relate primarily to the Turkey Business and which exist as of the Closing Date (the “Turkey Prepaids”).

7.	Trademarks; Intangibles. The Intellectual Property and the Trademarks listed on Schedule 7 attached hereto (the “Turkey Intellectual Property”).

8.	Telephone Numbers. All telephone and facsimile numbers that relate exclusively to the Turkey Business to the extent transferable to Assignee (the “Turkey Telephone Numbers”).

9.	Domain Names. Subject to Section 11.7 of the Purchase Agreement, the domain names listed on Schedule 9 attached hereto, together with all related website content and all user information and data associated with such websites, to the extent related exclusively to the Turkey Business; provided, however, that Assignee shall be entitled to utilize any website content, user information and data associated with any websites not constituting Turkey Assets to the extent related to the Turkey Business that are transferred to Assignor or an assignee of Assignor pursuant to the Purchase Agreement (the “Turkey Websites”).

10.	UPC Codes. UPC codes that are listed on Schedule 10 attached hereto subject to any rights held by third parties for which the Business has manufactured private label products (the “Turkey UPC Codes”).

11.	Bank Accounts. All bank accounts that relate exclusively to the Turkey Business, provided that all cash and cash equivalents related thereto shall be retained by Seller (the “Turkey Bank Accounts”).

12.	Turkey Contracts. Subject to the terms and conditions of the Purchase Agreement, the Contracts listed on Schedule 12 attached hereto (the “Turkey Contracts”).

13.	Mixed Contracts. Subject to the terms and conditions of the Purchase Agreement, the Contracts listed on Schedule 13 attached hereto to the extent relating to the Turkey Business (the “Mixed Contracts”).

EXHIBIT C

Turkey Assumed Liabilities

•	All liabilities and obligations reflected in the Closing Turkey Working Capital Amount;

•	The obligations under the Turkey Contracts relating to periods from and after the Effective Time;

•	The obligations under the Mixed Contracts relating to periods from and after the Effective Time, to the extent related to the Turkey Business;

•	The Assumed Environmental Liabilities solely to the extent related to the Dedicated Turkey Locations;

•	Subject to Section 5(c) of this Agreement, Pre-Closing Contingent Liabilities to the extent excluded from Seller’s indemnity obligations as a result of the application of Section 16.4.2 of the Purchase Agreement;

•	Any other liability or obligation specifically assumed by Buyer pursuant to the terms of the Purchase Agreement to the extent related to the Turkey Business;

•	Any remaining expenditures, and any contracts, agreements and purchase orders relating to Approved Projects (as defined in the Acknowledgement Agreement dated August 16, 2006 by and between Seller and Smithfield, as amended (the “Acknowledgement Agreement”)) remaining at the time of Closing, to the extent related to the Turkey Business;

•	Any obligations (other than outstanding accounts payable) under the Open P.O.’s (as defined in the Acknowledgement Agreement) remaining at the time of Closing, to the extent related to the Turkey Business; and

•	The following matters:

A.	Claims

1.	Certain Butterball trademarks (as provided therein) are subject to the License Agreement dated November 30, 1987 between Swift-Eckrich, Inc., as licensor, and Butterball Foods Limited, as licensee. Cranberry Foods Limited has notified Seller it is the new licensee as successor to Butterball Foods Limited.

2.	Joyce Dews v. Aldi, Inc. and ConAgra Refrigerated Foods, Case No. CA605-22188, Circuit Court for Prince George’s County, Maryland

3.	Pamela S. Swaim v. Robert L. Munden and ConAgra Foods Packaged Foods Co., Inc., Case No. 05AO-CC00348, Circuit Court of Jasper County, Missouri

4.	ABB Commercial – Jonesboro, Arkansas. Seller purchased from ABB Commercial a robotic palletizing machine for Seller production facilities located in Jonesboro, Arkansas. Seller has received a written demand for payment for two repair invoices on the machine in the amount of $11,875.58. Seller has refused to make additional payments on the repair invoices for work which has not repaired the machine. ABB has threatened suit on the invoice, but to date, no suit is on file.

5.	Open liability claims listed in Attachment “C” to Section 9.12 of the Disclosure Schedule where location indicated is a Dedicated Turkey Location, but not including claim #A48100026-1 constituting a Retained Known Liability under the Purchase Agreement.

6.	Any potential impact on the Turkey Business with respect to Alvarez v. IBP, except for any back-pay liability as described as item 9 on Exhibit 4(a) to the Purchase Agreement.

7.	Matters listed on Attachment “D” to Section 9.14 of the Disclosure Schedule that relate to a Dedicated Turkey Location.

8.	Pending grievances set forth on Exhibit 9.14(b) to the Purchase Agreement that relate to a Dedicated Turkey Location.

B.	Environmental

General Environmental:

1.	Failure to execute EPA air compliance agreement relating to ammonia emissions from animal feeding operations.

2.	Litigation initiated by the State of Oklahoma alleging pollution in 13 watersheds in eastern Oklahoma.

3.	Any liability resulting from failure to timely apply for, obtain or renew Environmental Permits prior to the closing date.

Carthage, MO Production Facility – Environmental:

1.	June 2005 Notice of Violation issued for exceedance of TSS limit in wastewater permit.

2.	Deficiencies with storm water best management practices, as disclosed by letter dated April 18, 2005.

3.	Exceedances of wastewater permit limits identified in discharge monitoring reports from January 2005 through February 2006.

4.	Failure to register five ASTs.

5.	Poor condition of asbestos containing materials, as described in 1996 asbestos investigation report.

6.	Operating without an Air Operating Permit.

Huntsville, AR Production Facility – Environmental:

1.	Deficiencies with storm water management program, as evidenced by high TKN monitoring results, outdated storm water pollution prevention plan and issued identified in February 2005 letter from Arkansas Department of Environmental Quality.

2.	Poor condition of asbestos containing materials, as described in 1999 asbestos investigation report.

3.	Trash and debris on eastern property boundary.

4.	Former UST area.

Jonesboro, Arkansas Production Facility – Environmental:

1.	Release of 108 pounds of ammonia on March 28, 2005.

2.	Exceedances of TSS limitations in wastewater permit in January 2006. Reporting deficiencies in monthly monitoring reports (failure to record flow as required by permit and incorrect permit limitations noted in monitoring report).

3.	Staining in barrel corral area and standing water with oil sheen.

4.	Equipment boneyard.

5.	Hydrocarbon staining around waste oil AST and former containment area.

6.	Operating without a storm water permit.

Longmont, Colorado (Butterball Plant) Production Facility and Farms – Environmental:

1.	December 20, 2004 release of ammonia vapor.

2.	Exceedances of wastewater permit limits in August 2005. Failure to record pH levels in accordance with permit requirements.

3.	Corrective action associated with leaking USTs.

4.	Stained soil east of drum storage area.

5.	Oil/water separator containing oily water.

6.	Registration/permitting requirements associated with 10,000 gallon AST.

7.	Operating farms without CAFO permits.

8.	Operating plant without air permit or air pollution emission notices.

Ozark, Arkansas Production Facility – Environmental:

1.	Deficiency noted in August 2002 NPDES inspection report.

2.	Failure to submit TRI Form R for anhydrous ammonia (1995-1998) and for chlorine (1998-1999), if required.

3.	Reporting deficiencies in wastewater monitoring reports.

4.	Four improperly closed USTs removed from the site in 1993; a fifth UST, targeted for removal but never located; 5 USTs removed in 1989; absence of closure letter regarding April 11, 2003 UST closure report.

5.	Poor condition of asbestos containing materials, as described in 1998 asbestos investigation report.

6.	Failure to register two fuel ASTs.

Carthage, Missouri (Columbus, Kansas) Feed Mill – Environmental:

1.	Operating and discharging without a wastewater permit.

Longmont, Colorado (Platteville, Colorado) Feed Mill – Environmental:

1.	Operating and discharging without a wastewater permit; noncompliance with Ceriodaphnia Dubia lethality in first quarter 2005.

2.	Debris pile containing scrap metal and a drum container, located near the northern portion of the western border of the site.

3.	Abandoned well onsite.

4.	Failure to register 2000 gallon AST.

Ozark, Arkansas (Alix, Arkansas ) Feed Mill – Environmental:

1.	Consent Administrative Order entered into between ADEQ and site’s prior owner in 2001 after an unpermitted discharge.

2.	Failure to register and/or obtain closure documentation for unused 13,000-gallon AST.

3.	Removal of 3 fuel USTs in 1989.

4.	Poor condition of asbestos containing materials, as described in 1998 asbestos investigation report.

Longmont, Colorado Truck Maintenance Facility – Environmental:

1.	Former sand/oil separator used as a wastewater holding tank.

2.	Former leach field.

3.	Two 200-gallon fuel ASTs lacking secondary containment or a protective barrier.

4.	Several drums, dispensing tanks, and parts-washing stations observed without secondary containment.

5.	Three ASTs located on an overhead steel rack without secondary containment and without protection from vehicle contact against the rack legs.

6.	Spilled waste oil near mechanic’s pit.

7.	Grated floor drain in maintenance building stained with oil and antifreeze.

Longmont (Platteville), Colorado Feed Laboratory Facility – Environmental:

1.	Two ASTs without secondary containment located southwest of the maintenance building.

EXHIBIT D

Dedicated Turkey Locations

DEDICATED LEASED LOCATIONS

Plants:

1)	Alix, Arkansas Feed Mill[1]
8704 Courtney Drive
Alix, Arkansas
(Refer to item 1 on Exhibit 2.13)

2)	Platteville, Colorado Feed Mill[2]
450 N. Front Street
Platteville, Colorado
(Refer to item 2 on Exhibit 2.13)

Leased Longmont Turkey Farms (the “Leased Longmont Turkey Farms”):

1.	P&A Turkey Farm -Greeley (the “P&A Turkey Farm—Greeley”) (Refer to item 3 on Exhibit 2.13)

a)	P & A Turkey Farm No.
1 25460 Weld County Road 49
Greeley, Colorado 80631

b)	P & A Turkey Farm No. 3 (part of P & A No. 1)
24502 Weld County Road 54
Greeley, Colorado 80631

c)	Dwelling
24227 Weld County Road 54
Greeley, Colorado 80631

2.	P&A Turkey Farm—Kersey (the “P&A Turkey Farm—Kersey”) (Refer to item 3 on Exhibit 2.13)

a)	P & A Turkey Farm No. 2
25225 Weld County Road 55
Kersey, Colorado 80644

[1]	A portion of this location is owned.
[2]	A portion of this location is owned.

b)	P & A Turkey Farm No. 4 (part of P & A No. 2)
25359 Weld County Road 51
Greeley, Colorado 80631

3.	P-K Turkey Farm (the “P-K Turkey Farm”) (Refer to item 4 on Exhibit 2.13)

a)	P-K Turkey Farm
20941 Weld County Rd 10
Hudson, Colorado 80642

b)	Dwelling
653 Dahlia Street
Hudson, Colorado 80642

4.	Pluss Turkey Farm East
24859 Weld County Road 40
La Salle, Colorado 80645
(Refer to item 5 on Exhibit 2.13)

5.	Pluss Turkey Farm West
25520 County Road 40
Kersey, Colorado 80644
(Refer to item 5 on Exhibit 2.13)

6.	Sandy Hills Farms
25258 County Road 46
Kersey, Colorado 80644
(Refer to item 6 on Exhibit 2.13)

7.	Gordon Turkey Farm No. 1 (the “Gordon Turkey Farm No. 1”) (Refer to item 7 on Exhibit 2.13)

a)	Gordon Turkey Farm No. 1
10848 County Road 19
Fort Lupton, Colorado 80621

b)	Gordon Turkey Farm No. 3 (part of Gordon No. 1)
10192 Weld County Road 19
Fort Lupton, Colorado 80621

8.	Gordon Turkey Farm No. 2
11359 Weld County Road 15
Longmont, Colorado 80501
(Refer to item 7 on Exhibit 2.13)

9.	Premium Turkey Farm
9700 County Road 20

Fort Lupton, Colorado 80621

(Refer to item 7 on Exhibit 2.13)

10.	SLS Turkey Farm
8016 Weld County Road 20
Longmont, Colorado 80501
(Refer to item 7 on Exhibit 2.13)

11.	Strear Farms Farm
8310 County Road 21
Fort Lupton, Colorado 80621
(Refer to item 7 on Exhibit 2.13)

12.	K&S Turkey Farm
15275 County Road 19
Platteville, Colorado 80651
(Refer to item 7 on Exhibit 2.13)

Other:

1.	Huntsville, Arkansas Storage Space (File storage)
201 N. College
Huntsville, AR 72740
(Refer to item 206 on Exhibit 2.13)

2.	Carthage, Missouri Office and Production Space
1101 Civil War Road
Carthage, Missouri
(Refer to item 11 on Exhibit 2.13)

DEDICATED OWNED LOCATIONS

Plants:

1.	Alix, AR3
Feed Mill
8704 Courtney Drive
Alix, Arkansas

2.	Huntsville, AR
Processing Plant
1200 N. College Ave.
Huntsville, AR 72740

[3]	A portion of this location is leased.

3.	Jonesboro, AR
Processing Plant
9401 E. Highland Dr.
Jonesboro, AR 72401

4.	Ozark, AR
Processing Plant
307 Dodger Place
Ozark, AR 72949

5.	Longmont, CO
Processing Plant
150 Main Street
Longmont, CO 80501

6.	Platteville, CO4
Feed Mill
450 N. Front Street
Platteville, CO

7.	Columbus, KS
Feed Mill
6410 Southwest Hallwell Road
Columbus, KS

8.	Carthage, MO
Processing Plant
411 N. Main Street
Carthage, MO 68536

Owned Longmont Turkey Farms (the “Owned Longmont Turkey Farms”):

1.	Cocono North Farm
14381 County Road 39
Platteville, Colorado 80651

2.	Evergreen Farm
19028 County Road 28
Platteville, Colorado 80651

3.	Longview Farm
15311 Weld County Road 36
17361 Weld County Road 33
Platteville, Colorado 80651

[4]	A portion of this location is leased.

4.	Tumbleweed Farm
(Main Breeder Farm)
16600 Weld County Road 36
Platteville, Colorado 80651

5.	Sagebrush Farm
16226 County Road 38
Platteville, Colorado 80651

6.	Skyview Farm
14512 County Road 49
La Salle, Colorado 80645

7.	Beebe Draw Farm
18473 Weld County Road 43
Platteville, Colorado 80651

EXHIBIT E

Turkey Business Employees

Ahearn, Dawn R.

Barton, Keith A.

Beaupre, Gary F.

Beckley, Jeffrey L.

Bekavac, Judith M.

Bekermeier, Chris D.

Birtcher, Kevin

Black, Randy

Blackmon, David W.

Bohlman, Daniel J.

Burke, Peter F.

Butler III, Thomas R.

Chamblin, Mark D.

Chelbian, Slade Randy

Conrad, Matt

Crawley, Shantelle

Creech, James S.

Cuadrado, Michael A.

Davis, Beverly

Demain, Greg

Dooley, Janice Lee

Doyle, Randy E.

Druga, Michael T.

Duffy, John E.

Duggan, Carrie B.

Easter, Wayne Mark

Enrici, John D.

Fennelly, Don

Folk, Bill

Fontes, John A.

Handrich, Jeffery Joseph

Handy, Gregory L.

Harper, Steven D.

Haught, Ryan

Hegranes, David Matthew

Herman, Jo Ann H.

Holbrook, Christine T.

Humpal, James D.

Johnston, Jim

Jones, Wanda M.

Kackert, Toni

Kaylor, Shawn W.

Keefe, Dawn M.

Klingman, Mary

Klump, William G.

Krzyzanski, Jo Ann

Lisella, Deb

Long, Gregory P.

Lopez, Ismael

Marcukaitis, Todd A.

Mattes, Thomas Paul

McDonough, Michael K.

Metzger, Craig A.

Miller, Kim M.

Monghan, Patrick M.

Morrow, David L.

Mummah, David Charles

Murphy, Nancy J.

Navitsky, Joseph

Pettlon, Joyce A.

Prill, Gina M.

Raulie, Larry

Roque, Karen I.

Santoro-Stanley, Constance

Sarvas, Richard A.

Scanlan, Timothy J.

Schuster, Ralph N.

Sieck, Wayne W.

Skinner, Craig

Spalding III, James Kirby

Staatz, Thomas D.

Taken, Sally A.

Thorson, Susan K.

Trunk, Francis

Truppa, Jim

Whalen, William J

White, Andrew C.

Young Jr., Leonard I.

Zettler, Leslie Esmee

EXHIBIT F

Turkey Retention Agreements

EMPLOYEE	DATE OF AGREEMENT

Beckley, Jeffrey L	February 7, 2006

Berkermeier, Chris D	February 7, 2006

Burke, Peter	February 7, 2006

Cuadrado, Michael A	February 7, 2006

Duggan, Carrie	February 7, 2006

Easter, Mark	April 27, 2006

Enrici, John D	February 7, 2006

Handrich, Jeff	February 7, 2006

Kaylor, Shawn	February 7, 2006

Klump, William G	February 7, 2006

Lopez, Ismael	February 7, 2006

Marcukaitis, Todd	February 7, 2006

Mattes, Thomas	February 7, 2006

McDonough, Michael K	February 7, 2006

Monghan, Patrick	February 8, 2006

Mummah, David Charles	February 7, 2006

Prill, Gina	February 7, 2006

Sarvas, Richard A	February 17, 2006

Scanlan, Tim	February 7, 2006

Spalding III, James Kirby	February 7, 2006

Thorson, Susan K	February 7, 2006

EXHIBIT G

Turkey Guarantees

1.	Guaranty dated October 23, 1987 by ConAgra Foods, Inc. (f/k/a ConAgra, Inc.) for Longmont Turkey Farm Leases.

2.	License or Permit Bond No. 14-022-278 in the amount of $200,000, dated January 1, 1997, between ConAgra Foods Packaged Food Company, Inc., as Principal, Liberty Mutual Insurance Company, as Surety, and the State of Missouri as Obligee.

3.	Release of ConAgra Foods, Inc. from the obligations with respect to the vehicles and equipment leased for the Turkey Business under the master lease agreements identified on the schedules to Exhibit B.

SCHEDULES

Schedule 1	Turkey Owned Real Estate

Schedule 3(a)(ii)	Turkey Fixed Assets Located at a Shared Location

Schedule 3(a)(iii)	Turkey Fixed Assets Located with a Co-Packer

Schedule 3(c)	Turkey Fixed Assets Constituting Titled Vehicles and Equipment

Schedule 5	Turkey Permits

Schedule 7	Turkey Intellectual Property

Schedule 9	Domain Names

Schedule 10	Turkey UPC Codes

Schedule 12	Turkey Contracts

Schedule 13	Mixed Contracts